Exhibit 99.1

Regulated information — Inside information

argenx announces launch of proposed global offering

February 1, 2021

Breda, the Netherlands — argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer, announced today that it has commenced a global offering of $750 million (approximately €618 million) of ordinary shares, which may be represented by American Depository Shares (“ADSs”). The global offering will be comprised of an offering of ordinary shares represented by ADSs in the United States and certain other countries outside of the European Economic Area and a simultaneous private placement of ordinary shares in the European Economic Area and the United Kingdom. Each of the ADSs represents the right to receive one ordinary share, nominal value of €0.10 per share. The U.S. offering and the European private placement are expected to close simultaneously.

In addition, argenx intends to grant the underwriters of the offering a 30-day option to purchase additional ordinary shares (which may be represented by ADSs) in an aggregate amount of up to 15% of the total number of ordinary shares (including represented by ADSs) proposed to be sold in the offering, on the same terms and conditions.

Baillie Gifford Overseas Limited and entities affiliated with it have indicated an interest in purchasing an aggregate of up to $415 million (approximately €342 million) of ordinary shares in this offering at the offering price per share and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ordinary shares to these potential purchasers, and these potential purchasers could determine to purchase more, fewer or no shares in this offering.

argenx’s ADSs are currently listed on the Nasdaq Global Select Market under the symbol “ARGX.” and argenx’s ordinary shares are currently listed on Euronext Brussels under the symbol “ARGX.”.

J.P. Morgan, Morgan Stanley, BofA Securities and Cowen are acting as joint bookrunning managers for the offering.

The securities are being offered in the United States pursuant to an automatically effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement relating to the securities being offered in the United States will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

When available, copies of the preliminary prospectus supplement and the accompanying prospectus relating to these securities being offered in the United States may be obtained for free from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, by email at prospectus@morganstanley.com, or by telephone at (866) 718-1649; from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com; or from Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by email at PostSaleManualRequests@broadridge.com, or by telephone at (833) 297-2926.

A request for the admission to listing and trading of the ordinary shares (including the ordinary shares underlying the ADSs) on the regulated market of Euronext Brussels will be made following pricing of the offering.

This press release is for information purposes only and does not constitute, and should not be construed as, an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale is not permitted or to any person or entity to whom it is unlawful to make such offer, solicitation or sale. Reference is also made to the restrictions set out in “Important information” below. This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx is evaluating efgartigimod in multiple serious autoimmune diseases, and cusatuzumab in hematological cancers in collaboration with Janssen. argenx is also advancing several earlier stage experimental medicines within its therapeutic franchises. argenx has offices in Belgium, the United States, and Japan.

For further information, please contact:

Media:

Kelsey Kirk

KKirk@argenx.com

Investors:

Beth DelGiacco

bdelgiacco@argenx.com

Joke Comijn (EU)

jcomijn@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the completion, timing and size of the proposed global offering and its expectations with respect to granting the underwriters a 30-day option to purchase additional ordinary shares (which may be represented by ADSs).  By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the impact that the COVID-19 pandemic and resulting economic conditions will have on argenx’s operations and business; argenx’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

Important information

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation and has not been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or the Belgian Financial Services and Markets Authority (Autoriteit Financiële Diensten en Markten) or any other European Supervisory Authority.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in the European Economic Area. In the European Economic Area, the offering to which this press release relates will only be available to, and will be engaged in only with, qualified investors within the meaning of the Prospectus Regulation.

European Economic Area:

No action has been or will be taken to offer the ordinary shares to a retail investor established in the European Economic Area as part of the global offering. For the purposes of this paragraph:

a.	The expression “retail investor” means a person who is one (or more) of:

i.	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or
ii.	a customer within the meaning of Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or
iii.	not a “qualified investor” as defined in the Prospectus Regulation; and

b.	the expression “offer” means any communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe these securities.

In addition, in the United Kingdom, the transaction to which this press release relates will only be available to, and will be engaged in only with persons who are “qualified investors” (as defined in the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the Order), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Stabilization

In connection with the offering, J.P. Morgan Securities LLC (the “Stabilization Manager”), or any of its agents, on behalf of the underwriters may (but will be under no obligation to), to the extent permitted by applicable law, over-allot ordinary shares or ADSs or effect other transactions with a view to supporting the market price of the ordinary shares or ADSs at a higher level than that which might otherwise prevail in the open market. The Stabilization Manager is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange (including Euronext Brussels) or otherwise and may be undertaken at any time starting on the first trading date and ending no later than 30 calendar days thereafter.

However, there will be no obligation on the Stabilization Manager or any of its agents to effect stabilizing transactions and there is no assurance that stabilizing transactions will be undertaken. Such stabilization, if commenced, may be discontinued at any time without prior notice. Save as required by law or regulation, neither the Stabilization Manager nor any of its agents intends to disclose the extent of any over-allotments made and/or stabilization transactions under the offering.